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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                             R&B FALCON CORPORATION
                       (Name of Subject Company (Issuer))

                             R&B FALCON CORPORATION
                       (Name of Filing Persons (Offeror))

              13 7/8% Senior Cumulative Redeemable Preferred Stock
                         (Title of Class of Securities)

                                   74912 E 309
                                   74912 E 200
                      (CUSIP Number of Class of Securities)

                                 Wayne K. Hillin
                             R&B Falcon Corporation
                                901 Threadneedle
                              Houston, Texas 77079
                                 (281) 496-5000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                    Copy to:
                                  W. Mark Young
                            Gardere Wynne Sewell LLP
                           1000 Louisiana, Suite 3400
                            Houston, Texas 77002-5007
                                 (713) 276-5864

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transaction to which the statement relates:

     [ ] third-party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [X] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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         R&B Falcon Corporation, a Delaware corporation (the "Company"), hereby amends and supplements its Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed on October 27, 2000, as amended by Amendment No. 1 thereto filed on November 2, 2000, relating to the offer by the Company to purchase all of the outstanding shares of its 13 7/8% Senior Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Shares"), at $1,300.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2000, and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively.

ITEM 4. TERMS OF THE TRANSACTION.

         The second sentence of the last paragraph of "The Offer -- 5. Certain Conditions of the Offer" on page 19 of the Offer to Purchase is hereby amended to read in its entirety as follows:

         "The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time before the expiration of the Offer, or, in the case of any condition relating to receipt of governmental approvals, at any time and from time to time before or after the expiration of the Offer."

ITEM 11. ADDITIONAL INFORMATION.

         The last paragraph on the inside front cover of the Offer to Purchase is hereby amended by adding the following sentence at the end of the paragraph:

         "Any forward-looking statements that have been made by the Company in connection with the Offer are not protected by Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934."

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         SCHEDULE 13E-3, ITEM 8. FAIRNESS OF TRANSACTION

                  The first sentence of the first paragraph of "Special
         Factors -- 3. Fairness of the Offer" on page 4 of the Offer to Purchase is hereby amended to read in its entirety as follows:

                  "The Board believes that the Offer is substantively and procedurally fair to holders of Shares and, at a meeting of the Board at which a quorum was present, the directors present unanimously approved the Offer."

                  The third bullet point under "Special Factors -- 3. Fairness of the Offer" on page 5 of the Offer to Purchase is hereby amended to read in its entirety as follows:

                  "The fairness opinion of Morgan Stanley. The Board considered the financial analysis and the written opinion of Morgan Stanley delivered on October 17, 2000 to the effect that as of such date and based upon and subject to certain matters stated in such opinion, the $1,300.00 per Share purchase price to be received by holders of



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                  the Shares pursuant to the Offer was fair, from a financial point of view, to such holders, and adopted the financial analyses of Morgan Stanley."

                  The last paragraph of "Special Factors -- 3. Fairness of the Offer" on page 6 of the Offer to Purchase is hereby deleted and replaced with the following two paragraphs:

                           "The Board did not consider the net book value or
                  going concern value of the Company to be important or relevant considerations in their fairness determination because the Shares are limited in their return to specified dividends and a fixed, specified liquidation preference. In addition, the Board noted that the price offered for the Shares is well in excess of the liquidation preference for the Shares and there are no current plans to liquidate the Company, and so did not consider liquidation value of the Company to be a relevant or important factor in their fairness determination.

                           "The Offer was approved by a majority of the
                  directors of the Company who are not employees of the Company. The Board determined that the Offer was procedurally fair, even though:

                  o a majority of the directors who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of unaffiliated stockholders for the purposes of negotiating the terms of the Offer;

                  o there is no stockholder vote required in connection with the Offer; and

                  o there are no appraisal rights available to holders of Shares in connection with the Offer.

                  The Board considered the procedural fairness of the Offer in light of the fact that any Shares not tendered in the Offer or redeemed in the Equity Clawback would remain outstanding and would continue to be entitled to receive quarterly dividend payments."


         SCHEDULE 13E-3, ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

                  Paragraph (b) of Item 13 of the Schedule TO, Schedule 13E-3
         Item 9. Reports, Opinions, Appraisals and Negotiations, is hereby amended to read as follows:

                  "Preparer and Summary of the Report, Opinion or Appraisal. The information contained in the Offer to Purchase under the captions "Special Factors -- 4. Fairness Opinion" and "The Offer -- 12. Fees and Expenses; Persons Retained and Compensated" is incorporated herein by reference."



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                                    SIGNATURE

         After due inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                       Date: November 6, 2000


                                       R&B FALCON CORPORATION



                                       By:  /s/ Tim W. Nagle
                                          --------------------------------------
                                          Tim W. Nagle, Executive Vice President
                                           and Chief Financial Officer